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                      [Form of Opinion of Gravel and Shea]





                                        __________________, 1996



Health Insurance of Vermont, Inc.
One Roosevelt Highway
Colchester, VT  05446

Ladies and Gentlemen:

     This letter is in response to your request for our opinion with respect to certain federal income tax consequences of the proposed merger (the "Merger") of "Merger Sub", a Vermont corporation to be incorporated as a wholly-owned subsidiary of Penn Treaty American Corporation, a Pennsylvania corporation ("Penn Treaty"), with and into Health Insurance of Vermont, Inc. ("HIVT"), a Vermont corporation, pursuant to the Agreement and Plan of Merger dated as of March 15, 1996 (the "Merger Agreement"). The facts concerning the Merger are described in the Proxy Statement/Prospectus of HIVT and Penn Treaty filed with the Securities and Exchange Commission on ______________, 1996. Unless otherwise specified, capitalized terms used herein are as defined in the Proxy Statement/Prospectus.

     In connection with the proposed Merger, we understand the following:

     1.   Merger Sub will be duly incorporated in the State of Vermont.

     2. Pursuant to the laws of the State of Vermont, Merger Sub will merge with and into HIVT, which will be the surviving corporation.

     3. At the Effective Date, each outstanding share of HIVT Common Stock will be converted into a right to receive $4 in cash (hereafter the "Cash Boot") and shares of Penn Treaty Common Stock as determined in accordance with the Exchange Rate.

     4. At the Effective Date, each holder of HIVT Common Stock who otherwise would have been entitled to a fractional share of Penn Treaty Common Stock will receive cash in lieu thereof.

     5. As soon as practicable on or after the Effective Date, the Exchange Agent will distribute Penn Treaty Common Stock, the Cash Boot and cash in lieu of fractional shares to holders of HIVT Common Stock.

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Health Insurance of Vermont, Inc.                           ______________, 1996
                                                            Page 2


     6. Penn Treaty will cause HIVT to continue to conduct the historic business of HIVT or use a significant portion of HIVT's historic business assets in a business within the meaning of Treasury Regulation Section 1.368-1(d).

     In connection herewith, we have examined the Merger Agreement, the Registration Statement on Form S-4 filed by Penn Treaty with the Securities and Exchange Commission (which contains a Proxy Statement/Prospectus of HIVT) and such other information as we have deemed relevant. As to questions of fact material to the opinions herein, we have relied upon representations of HIVT and Penn Treaty set forth in certificates executed by their respective officers, as well Penn Treaty's covenant in the Merger Agreement that it will not take any action, nor will it cause HIVT to take any action, following the Effective Date of the merger, that would jeopardize the characterization of the Merger as a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code. Moreover, we have assumed that the Merger will be completed in the manner set forth in the Proxy Statement/Prospectus, and that the representations and covenants made by the parties to the Merger are accurate and complete and that such representations and covenants will continue to be accurate and complete as of the Effective Date of the Merger. On the basis of the foregoing and subject to the conditions, qualifications and limitations set forth herein, we are of the opinion that for federal income tax purposes:

     1. The Merger will qualify as a tax-free reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Internal Revenue Code 1986, as amended (the "Code"), and HIVT and Penn Treaty will each be a party to the reorganization.

     2.   No gain or loss will be recognized by HIVT as a result of the Merger.

     3. Gain, if any, will be recognized by a shareholder of HIVT upon the exchange of HIVT Common Stock for Penn Treaty Common Stock and Cash Boot to the extent of the lesser of (i) the Cash Boot or (ii) the excess of the fair market value of the Penn Treaty Common Stock, the Cash Boot and all other property received by an HIVT shareholder over that shareholder's basis in his HIVT stock. Otherwise, no other gain or loss will be recognized by a shareholder of HIVT upon the exchange of shares of HIVT Common Stock for Penn Treaty Common Stock, except that gain or loss will be recognized by a shareholder of HIVT upon the receipt of cash in lieu of a fractional share interest in Penn Treaty Common Stock.

     4. The adjusted tax basis of the Penn Treaty Common Stock received by a shareholder of HIVT pursuant to the Merger (including fractional share interests deemed received) will be equal to the adjusted tax basis of the shares of HIVT Common Stock surrendered in exchange therefor, decreased by the amount of Cash Boot received in the exchange and any loss recognized on the exchange, and

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Health Insurance of Vermont, Inc.                           ______________, 1996
                                                            Page 3


          increased by the amount of gain, if any, recognized on the exchange by the HIVT shareholder.

     5. The holding period of the Penn Treaty Common Stock received by a shareholder of HIVT as a result of the Merger (including fractional share interests deemed received) will include the holding period of the shares of HIVT Common Stock surrendered in exchange therefor, provided that such HIVT Common Stock is held as a capital asset by the HIVT shareholder at the consummation of the Merger.

     6. Any cash payment received by a holder of HIVT Common Stock in lieu of a fractional share of Penn Treaty Common Stock will be treated as if such fractional share of Penn Treaty Common Stock had been issued in the Merger and then redeemed by Penn Treaty.

     The opinions expressed above are based upon our opinion that the continuity of interest requirement of Treasury Regulations Section 1.368-1(b) will be satisfied. The continuity of interest requirement will be satisfied if HIVT's shareholders receive in the Merger and retain Penn Treaty Common Stock equal in value, as of the Effective Date, to at least 50% of the value of all of the formerly outstanding shares of HIVT Common Stock as of that date. The Internal Revenue Service (the "Service") established in Revenue Procedure 77-37, as modified to the date hereof, ruling guidelines with respect to satisfying the continuity of interest requirement. In order to satisfy those guidelines in connection with a ruling request, a publicly traded company must represent to the Service that there is no plan or intention by the company's shareholders who own 5 percent or more of the company's stock, and to the best of the knowledge of the management of the company, there is no plan or intention on the part of the remaining shareholders of the company, to sell, exchange, or otherwise dispose of a number of shares of the acquiring parent's stock received in the transaction that would reduce the company's shareholders' ownership of the acquiring parent's stock to a number of shares having a value, as of the date of the transaction, of less than fifty percent of the value of all of the formerly outstanding stock of the company as of the same date. The Service has adopted a no-ruling policy with respect to transactions such as the Merger, stating that it believes that the tax consequences of such transactions are adequately addressed in the tax law, including but not limited to the Revenue Procedure. Management of HIVT has represented to us, based upon HIVT's absence of knowledge as to any plan or intention on the part of the shareholders, that there is no plan or intention by shareholders of HIVT who own 5 percent or more of its stock and, to the best of management's knowledge, there is no plan or intention on the part of the remaining HIVT shareholders, to sell, exchange or otherwise dispose of such number of shares of Penn Treaty Common Stock received in the Merger that would result in a failure to satisfy the continuity of interest requirement as prescribed in the Treasury Regulations and the Service ruling guidelines as set forth in Revenue Procedure 77-37, as modified to the date hereof. Our opinion that the continuity of interest requirement will be satisfied is based upon management's representation to us, the ruling guidelines as set forth in

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Health Insurance of Vermont, Inc.                           ______________, 1996
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Revenue Procedure 77-37 and on the expressed reasoning of the Service for its adoption of the no-ruling policy.

     This opinion does not relate to or purport to cover any matters other than the ones expressly stated herein. The opinion expressed herein is limited to the consequences of the Merger under current federal income tax law (including the Code, the Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof) as of the date of this opinion letter. No opinion is expressed with respect to state, local, foreign or other tax laws. Moreover, this opinion does not apply to (i) holders of HIVT Common Stock subject to special tax treatment under the federal income tax laws or (ii) holders of HIVT Common Stock who acquired their stock pursuant to the exercise of an employee stock option or otherwise as compensation or in exchange for HIVT options. We assume no obligation to revise or supplement this opinion should the present federal income tax laws be changed by any legislation, judicial decisions, or otherwise.

     This opinion is based upon existing law, regulations, administrative rulings and judicial opinions. No assurance can be given that changes in law or regulation or forthcoming opinions or decisions may not modify the conclusions expressed in this opinion. Further, no assurance can be given that the service will not apply stricter standards than set forth in its advance ruling guidelines or that it will not challenge the conclusions stated in this opinion.

     We hereby consent to the reference to us under "Certain Federal Income Tax Consequences" in the Proxy Statement/Prospectus forming a part of the Registration Statement and to the filing of a copy of this opinion as an exhibit to the Registration Statement.

                                        Very truly yours,



                                        GRAVEL AND SHEA